Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

September 8, 2009

Attn: Melissa Feider

Attn: Craig Wilson

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

eCrypt Technologies, Inc.

Form 8-K filed August 4, 2009 and August 13, 2009

File No. 000-53489

Dear Ms. Feider and Mr. Wilson:

On behalf of eCrypt Technologies, Inc., a Colorado corporation (the “Company”), enclosed please find our responses to the comment letter dated September 1, 2009:

Comment Letter – September 1, 2009

Response. In response to the comment letter dated September 1, 2009, the Company has included the following disclosure in its Form 8-K/A that was filed with the Securities and Exchange Commission:

“On August 27, 2009, the PCAOB revoked the registration of Moore due to violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.  Furthermore, as a result of Moore’s revocation, the Registrant has been unable to obtain an amended Exhibit 16 responsive letter relating to this amended filing on Form 8-K/A from Moore; accordingly, no responsive letter is filed as an exhibit to this Form 8-K/A.”

Furthermore, in an effort to address any re-audit requirements relating to Moore’s revocation, the Company has engaged its current auditor to re-audit its financial statements since inception.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.